Exhibit 99.3

A2Z Smart Technologies Nominates Mr. Gadi Graus to Cust2Mate’s Board of Directors

TEL AVIV, ISRAEL / August 5, 2022 / A2Z Smart Technologies Corp. (“A2Z” or the “Company”) (Nasdaq: AZ) (TSXV: AZ), today announced that it has nominated Gadi Graus to the Board of Directors of its wholly owned subsidiary, Cust2Mate Ltd.

Mr. Graus has 30 years of experience as a commercial and corporate lawyer specializing in corporate transactions involving both public and privately held companies across the globe. Mr. Graus currently serves as a senior partner at Shibolet & Co., a leading law firm in Israel, where he provides advice and support in all aspects of international, multi-jurisdictional and cross border mergers and acquisitions, corporate, commercial, and business transactions, and has experience with financing, intellectual property and technology. Mr. Graus received his law degree from The Hebrew University of Jerusalem and earned his MBA from the Kellogg School of Management at Northwestern University and Tel Aviv University. He is also a member of the Israel Bar Association.

Rafael Yam, Chief Executive Officer of Cust2Mate, commented, “We are very pleased to be appointing someone with Gadi’s experience and business acumen to Cust2Mate’s Board. His background as a commercial and corporate lawyer across a variety of different business transactions directly aligns with our priorities as we look to aggressively grow Cust2Mate’s presence in the frictionless retail market. Gadi is a proven leader with a diversified skillset and extensive and wide-ranging experience, and we believe that he would make a strong addition to the Cust2Mate Board of Directors.”

A2Z is also pleased to announce, that the Company has granted 1,265,000 Restricted Share Units (“RSUs”) to directors, officers and advisers, of which 590,000 RSU’s are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,265,000 common shares of no par value in the Company (“Common Shares”).

In addition, the Company announces that it has granted a director of the Company, options to subscribe for up to 900,000 Common Shares at a price of CAD$3.56 per Common Share (the “Options”). 225,000 Options vest immediately, and the remainder in six equal installments every 6 months with the first installment on February 2, 2023. The options are exercisable for a period of 10 years from the date of issue.

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

IMS Investor Relations

John Nesbett/Jennifer Belodeau

Telephone: 203.972.9200

Email: a2z@imsinvestorrelations.com